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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         February                                  2006
                          -------------------------------------    ---------
Commission File Number    000-14620
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                      Crystallex International Corporation
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                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

             Form 20-F                     Form 40-F      X
                       ----------------              ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                      ----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                      ----------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                              No          X
                ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-
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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

    1           Press Release dated February 15, 2006.







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                                                                     DOCUMENT 1




[CRYSTALLEX GRAPHIC OMITTED]


For Immediate Release                                         February 15, 2006
                                                                   RM:  3 - 06


       Crystallex Receives Rights to Aggregate Quarry for Las Cristinas

TORONTO, ONTARIO, February 15, 2006 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) confirmed today that it has been granted the rights to explore and develop a quarry for aggregate by the Mining Institute (IAMIB) of Bolivar State, Venezuela. Aggregate is required for the construction of the Las Cristinas Project and the concession is located approximately 1 kilometre from the Las Cristinas Project site.

Todd Bruce, President and CEO of Crystallex commented, "The issuing of the quarry permit is an important step in widening our options to secure aggregate for the Las Cristinas project. Crystallex looks forward to the receipt of the final environmental permit so that construction of the Las Cristinas mine can commence."

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CRYSTALLEX INTERNATIONAL CORPORATION
                                        ---------------------------------------
                                                    (Registrant)

Date:  February 16, 2006                 By:  /S/ DAN HAMILTON
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                                              Name:  Dan Hamilton
                                              Title: Chief Financial Officer